Exhibit 99.9

GOLDSHORE RESOURCES INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

With Respect to the

Annual General Meeting of Shareholders

to be held

on June 26, 2025

Dated as of May 22, 2025

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GOLDSHORE RESOURCES INC.
450 Commerce Place, 400 Burrard Street,
Vancouver, BC V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Goldshore Resources Inc. (the "Company") will be held at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia on Thursday, June 26, 2025 at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal years ending December 31, 2024 and 2023, together with the auditor's report thereon;

2.	to fix the number of directors for the ensuing year at six (6);

3.	to elect directors for the ensuing year;

4.	to re-appoint Davidson & Company LLP, Chartered Professional Accountants as the Company's auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5.	to re-approve the Company’s Omnibus Incentive Plan, as more particularly set out in the accompanying management information circular; and

6.	to transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

The board of directors of the Company (the "Board") has fixed the close of business on May 22, 2025 as the record date, being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Odyssey Trust Company (“Odyssey”) at 350 - 409 Granville Street, Vancouver, BC, V6C 1T2, by hand or mail or by visiting https://login.odysseytrust.com/pxlogin, by 10:00 am (Vancouver time) on June 24, 2025. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided.

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DATED at Vancouver, British Columbia, this 22nd day of May, 2025.

BY ORDER OF THE BOARD

GOLDSHORE RESOURCES INC.

/s/ “Michael Henrichsen”

Michael Henrichsen
President, Chief Executive Officer and Director

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GOLDSHORE RESOURCES INC.

450 Commerce Place, 400 Burrard Street,
Vancouver, BC V6C 3A6

MANAGEMENT INFORMATION CIRCULAR
(as at May 22, 2025, except as indicated)

This information circular (the "Information Circular") is furnished in connection with solicitation of proxies by the management of Goldshore Resources Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company (the "Shareholders") (and any adjournment thereof) to be held at 1111 West Hastings Street, 15th Floor, Vancouver, BC at 10:00 a.m. on Thursday, June 26, 2025.

SOLICITATION OF PROXIES

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals’ authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

NOTICE AND ACCESS PROCESS

The Company is not sending the Meeting materials to Shareholders using "notice-and-access", as defined under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are the persons appointed by the Board of Directors of the Company (the “Board”) as proxyholders (the "Appointed Proxyholders").

A Shareholder has the right to appoint a person other than an Appointed Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Appointed Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

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VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (the "Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Appointed Proxyholders as proxyholder, the Appointed Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Odyssey Trust Company at 350 - 409 Granville Street, Vancouver, BC, V6C 1T2, by hand or mail or by visiting https://login.odysseytrust.com/pxlogin, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise their discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered Shareholders or persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of the Company whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are "non-registered" Shareholders ("Non-Registered Shareholders") because the Shares they own are not registered in their names but instead registered in the name of a nominee (a "Nominee") such as a brokerage firm through which they purchased the Shares. The Company’s Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of their Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own, Objecting Beneficial Owners ("OBOs") and those who do not object, Non-Objecting Beneficial Owners ("NOBOs").

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting but rather has distributed copies of the Meeting materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Company has distributed copies of the Meeting materials to the clearing agencies and Intermediaries for distribution to OBOs. The Company does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

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Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company c/o Odyssey Trust Company at 350 - 409 Granville Street, Vancouver, BC, V6C 1T2.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert their own name or such other person’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Shareholder, his or her attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, any person who has held such a position since the beginning of the last completed financial year of the Company, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors, the re-approval of the Omnibus Plan (as defined below). See “Particulars of Matters to be Acted Upon at the Meeting”.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value of which 353,484,578 Shares are issued and outstanding as of the record date of May 22, 2025. Persons who are registered Shareholders at the close of business on May 22, 2025, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of voting shares.

Under the Company's Articles, the quorum for the transaction of business at a meeting of Shareholders is one person who is, or who represents by proxy, one or more Shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

The following table sets out the information regarding ownership of the Common Shares owned by each person who, to the knowledge of the directors and executive officers, beneficially owns, controls, or directs, indirectly or directly, ten percent (10%) or more of the issued and outstanding Common Shares as of the date of this Information Circular.

Name of Shareholder	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Class
Brian Paes-Braga	40,580,500	11.5%

PARTICULARS OF MATTERS TO BE ACTED UPON

1.             Financial Statements

The audited consolidated financial statements of the Company for the financial years ended December 31, 2024 and 2023 (the “Financial Statements”) and the independent auditor’s report thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting.

2.             Fixing the Number of Directors

At the Meeting, Shareholders will be asked to set the number of directors to be elected at the Meeting at six (6) and elect, by ordinary resolution, six (6) directors to serve until the next annual general meeting. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR setting the number of directors of the Company at six (6) unless otherwise directed by the Shareholders appointing them.

3.             Election of Directors

The Board currently consists of seven (7) members, with each member’s term expiring at the close of the Meeting. Galen McNamara will not stand for re-election at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion. The term of office for each current director expires on the date of the Meeting and each director elected at the Meeting will hold office until the next annual meeting or until their successor is duly elected or appointed unless their office is earlier vacated in accordance with the Company’s bylaws or the provisions of the Business Corporations Act (British Columbia).

The Company entered into a rights agreement dated November 1, 2023 (the “Rights Agreement”) with 2523508 Alberta Ltd. (the “Investor”), pursuant to which the Investor was granted with certain nomination rights to the Board until the later of the expiry of an advisory agreement dated November 1, 2023 as between the Company and the Investor, and two (2) years following date of the Rights Agreement. Under the Rights Agreement, the Investor is currently entitled to nominate one (1) person (the “Investor Director”)

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for election to the Board at each annual general meeting of Shareholders. The Investor nominated Mr. Kyle Hickey as the Investor Director for election at the Meeting.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each nominee currently holds, each nominee’s principal occupation, business or employment for the past five years, the period of time during which each nominee has been a director of the Company, and the number of Shares owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction, as at the Record Date. Also provided in the table are the current members of the following Committees of the Board:

•	Audit Committee;

•	Compensation, Nominations and Governance Committee; and

•	Technical and Sustainability Committee.

Name, Municipality of Residence and Position Held	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Director of the Company Since	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
Michael Henrichsen Bowen Island, BC Canada President, CEO and Director	President, CEO and Director of Goldshore Resources Inc.	May 1, 2024	300,000
Brett Richards (4) Nassau, Bahamas Director	Former CEO of Goldshore Resources Inc. Former Chief Executive Officer and Chairman of Banro Corporation CEO & Executive Director of Pasofino Gold Ltd.	May 31, 2021	8,505,260
Shawn Khunkhun (2)(3) Tsawwassen, BC Canada Director	Chief Executive Officer, President and Director of Dolly Varden Silver Corp. Executive Chairman of StrikePoint Gold Inc.	May 31, 2021	1,736,789(5)
Joanna Pearson (2)(3) Vancouver, BC Canada Director	Independent Non-Executive Director of Hochschild Mining plc Independent Non-Executive Director of Rupert Resources Ltd. Former Executive VP and Chief Financial Officer of Endeavour Mining plc. Former Audit Partner at Deloitte LLP	May 31, 2021	516,931
Kyle Hickey (2)(3) Vancouver, BC Canada Director	Managing Director, SAF Group President, Low Carbon Royalties	November 17, 2023	3,498,652
David Stone (4) Oro Valley, Arizona, USA Director	Director of Goldshore Resources Inc.	November 28, 2024	Nil

(1)     This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.

(2)     Member of the Audit Committee.

(3)     Member of the Compensation, Nominations and Governance Committee.

(4)     Member of the Technical and Sustainability Committee.

(5)     603,623 common shares held through S2K Capital Corp, a company wholly owned by Shawn Khunkhun.

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Director Biographies:

Michael Henrichsen - Mr. Henrichsen is a mining executive and accomplished structural geologist who brings over 20 years of gold exploration and project development experience from previous roles with Newmont Corporation, Auryn Resources, and most recently Torq Resources. Mr. Henrichsen spent five years with Newmont from 2008 to 2013 where he led the technical program in Ghana, West Africa responsible for multiple discoveries and extension of existing gold deposits. Transitioning to a role as Global Structural Geologist, he participated in the extension and discovery of ore bodies in Yanacocha, Peru, and Long Canyon, Nevada. During his tenure at Auryn Resources from 2015 to 2020, as the Technical Lead, he orchestrated a diverse project portfolio in Canada and Peru, attracting a substantial $35 million investment from Goldcorp. Notably, his recommendation led to the successful acquisition of the Homestake Ridge Project, which sold for approximately $55 million. As Chief Geological Officer at Torq Resources from 2020 to 2023, Mr. Henrichsen played a pivotal role in establishing a high-quality exploration portfolio in northern Chile, attracting a $15 million investment from Goldfields and making significant discoveries at flagship projects, Santa Cecilia and Margarita.

Brett Richards – Mr. Richards is a natural resources executive with over 33 years of expertise in mining and metals. He has a unique background in mining M&A, mine financing, mine development and senior level operations experience. Mr. Richards has held positions for private equity shareholders in the past including CEO of Banro Corporation who was appointed in its restructuring phase, CEO of Midnight Sun Mining, CEO of African Thunder Platinum, CEO of Renew Resources, and CEO of Octéa. He previously served as the transition CEO of Roxgold, CEO of Avocet Mining plc, and was part of the five-person startup of Katanga Mining. Mr. Richards’ other publicly listed experience was in senior executive positions with Kinross Gold and Co-Steel Inc. Mr. Richards is a graduate of Durham College in Mechanical Engineering, and graduated Magna Cum Laude from Cornell University, Johnson School of Business with a Masters of Business Administration in Management Engineering, and holds a Mining Engineering certificate from Queens University.

Joanna Pearson – Ms. Pearson is a financial professional with over 25 years of experience in financial reporting and risk management with mining companies operating in complex international jurisdictions. Ms. Pearson is currently a non-executive director of Hochschild Mining plc and Rupert Resources Ltd. Previously, she was the Executive Vice President and Chief Financial Officer of Endeavour Mining plc from January 2021 to March 2023. Prior to that, Ms. Pearson enjoyed a career at Deloitte LLP (Canada) with more than ten years’ experience as an audit partner and over 20 years’ experience serving clients in public practice, with a focus on multinational mining public companies. A graduate of the University of British Columbia, Ms. Pearson is a qualified Canadian chartered professional accountant and speaks French.

Shawn Khunkhun – Mr. Khunkhun is currently CEO, President and Director of Dolly Varden Silver. He has over 15 years of experience in the capital markets, mineral exploration and development sector with a focus on enhancing shareholder value. He has served in a variety of strategic roles including investor relations, corporate development, chief executive officer and director. Mr. Khunkhun has been instrumental in creating a new awareness for undervalued companies including grass roots explorers, developers and producers. Mr. Khunkhun’s experience in incubating and growing early-stage companies through capital raises, acquisitions, joint ventures and spinouts, and his long-standing relationships with an extensive global network of high-net-worth investors, private equity and institutional investors, analysts, brokers, and investment bankers have been a valuable asset to growing mineral exploration companies.

Kyle Hickey – Mr. Hickey is a Managing Director at SAF Group, an alternative investment management firm, where he is responsible for deal origination, structuring, and execution, as well as ongoing portfolio and risk management for all Metals, Mining, and Critical Minerals investments. Mr. Hickey is also a Co-Founder and the President of Low Carbon Royalties. He has extensive experience in Metals, Mining, and Critical Minerals and Diversified Industrials in Canada, the US, and EMEA, with prior investment banking positions at BMO and J.P. Morgan.

David Stone - Dr. David Stone, MBA, P.E. is a mining engineer whose career spans some 40+ years of engineering and financial consulting to underground and surface mining projects worldwide. He has

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managed multi-disciplinary project teams through pre-feasibility and feasibility level evaluations of development stage projects, and has contributed to the engineering, design and construction of several mines. Dr. Stone has held senior operating and board positions for several TSX Venture Exchange companies and acted as a senior technical advisor to Hunter Dickinson Inc. where his responsibilities included technical audits and evaluation of projects for acquisition, technical and financial due diligence, capital planning, and management of outside consultants and advisors. Dr. Stone's work experience includes scoping studies on the Lihir Mine in Papua New Guinea, one of the largest open pit gold mines in the world and the Mesquite Mine in California, one of the largest gold mines in the United States.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the directors of the Company:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(ii)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(iii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.             Appointment of Auditors

At the Meeting, Shareholders will be asked to vote for the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year and to authorize the directors of the Company to fix their remuneration and the terms of their engagement.

Proxies received in favour of management will be voted in favour of the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company to hold office until the next annual meeting of Shareholders and the authorization of the directors to fix their remuneration, unless the Shareholder has specified in the proxy that his or her Shares are to be withheld from voting in respect thereof.

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External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2024	$50,000	$22,000	Nil	Nil
December 31, 2023	$45,000	$8,000	Nil	Nil

(1)	“Audit fees” include aggregate fees billed or estimated by the Company’s external auditor in each of the last two fiscal years for audit fees.
(2)	“Audited Related Fees” include the aggregate fees billed in each of the last two fiscal years for professional services by the Company’s external auditor related to the performance of the audit or the interim reviews of the Company’s financial statements and are not reported under “Audit Fees” above.
(3)	“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for professional services provided by the Company’s external auditor primarily related to prospectus filings and not included in “Audit fees”, “Audit related fees” and “Tax fees” above.

5.             Approval of Omnibus Incentive Plan

The Company’s omnibus incentive plan (the “Omnibus Plan”) was last approved by shareholders at the annual and special shareholder meeting held on January 23, 2024. The material terms of the Omnibus Plan are described in the “Statement of Executive Compensation - Stock Options and Other Compensation Securities” below. At the Meeting or any adjournment or postponement thereof, shareholders will be asked to pass an ordinary resolution to re-approve the Omnibus Plan.

Accordingly, at the Meeting, the Shareholders will be asked to pass the following Ordinary Resolution approving the Omnibus Plan.

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Company’s Omnibus Plan, as described in the Information Circular of the Company dated May 22, 2025 be and is hereby ratified and approved; and

2.	any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.

The Board unanimously recommends that Shareholders vote FOR the Company’s Omnibus Plan. The persons designated as proxyholders in the accompanying proxy or voting instruction form intend to vote the Shares represented by such proxy or voting instruction form FOR the ordinary resolution approving the Omnibus Plan unless you direct otherwise.

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6.             Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the Shares represented by the proxies solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of the Board

The Company's Board currently consists of seven (7) directors. Galen McNamara will not stand for re-election as a director at the Meeting. Four (4) directors are independent based upon the tests for independence set forth in NI 52-110. Shawn Khunkhun, Kyle Hickey, David Stone and Joanna Pearson are independent. Michael Henrichsen is not independent as he is a current officer of the Company and Brett Richards is not independent as he was a previous officer of the Company.

Director	Independence
Michael Henrichsen	Not independent, as he is the President and CEO of the Company.
Brett Richards	Not independent, as he is the former CEO of the Company.
Joanna Pearson	Independent.
Kyle Hickey	Independent.
Shawn Khunkhun	Independent.
David Stone	Independent.

To safeguard independence, the independent directors are encouraged to have open and frank discussions at the regularly scheduled meetings and, if necessary, require that the non-independent directors leave the meeting while such discussions are undertaken.

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Board Mandate

The Board adopted a Board Mandate on July 29, 2021. The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner. This is done in context of the requirements under the Company’s incorporating documents, an appropriate system of corporate governance and internal controls and applicable law. The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the CEO, sets the standards of conduct for the Company. The Board Mandate is reviewed and re-approved by the Board annually.

Participation of Directors in Other Reporting Issuers

The following table sets out, as at the date of this Information Circular, the current directors of the Company that are currently directors of other reporting issuers:

Name	Name of Reporting Issuer	Name of Exchange or Market	Since
Brett Richards Nassau, Bahamas Director	Midnight Sun Mining Corp. Nickel 28 Capital Corp Pasofino Gold Ltd.	TSXV TSXV TSXV,OTCQB	August 2018 August 2023 October 2024
Michael Henrichsen Bowen Island, BC Canada Director	Premier American Uranium Inc. Dolly Varden Silver Corp.	OTCQB TSXV	June 2024 June 2016
Shawn Khunkhun Tsawwassen, BC Canada Director	Dolly Varden Silver Corp. StrikePoint Gold Inc. Gladiator Metals Corp.	TSXV TSXV TSXV	February 2020 December 2011 October 2021
Joanna Pearson Vancouver, BC, Canada Director	Hochschild Mining PLC Rupert Resources Ltd.	LSE TSX	October 2023 April 2025
Kyle Hickey Vancouver, BC Canada Director	None	N/A	N/A
David Stone Oro Valley, Arizona, USA Director	None	N/A	N/A

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management and technical experts and consultants; and

4.	access to legal counsel in the event of any questions relating to the Company's compliance and other obligations.

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Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Code of Business Conduct and Ethics

The Board adopted a Code of Business Conduct and Ethics (the “Code”) on June 11, 2021, for the purposes of fostering a climate of honesty, truthfulness and integrity. The Code outlines the principles of ethical conduct to which the Company’s personnel are expected to adhere in the conduct of the Company’s business and establishes mechanisms to report unethical conduct. The Company’s reputation with its Shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is the key to the success of its business. The Company requires high standards of professional and ethical conduct from its personnel. No employee of the Company is permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. The Code is reviewed and re-approved by the Board annually.

The Company requires that its business practices will be compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize the Company’s business activity.

The Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to directors and senior officers of the Company.

BOARD COMMITTEES

Audit Committee

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The Audit Committee's Charter

The primary function of the audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities with respect to the financial reporting process and the quality, transparency and integrity of the financial statements and other related public disclosures, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee meets at least quarterly.

The Audit Committee has a charter, which is attached hereto as Schedule "A”.

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Composition of the Audit Committee

As at the date of this Information Circular, the following are the members of the Audit Committee:

Joanna Pearson(1)	Independent(2)	Financially literate(2)
Shawn Khunkhun	Independent(2)	Financially literate(2)
Kyle Hickey	Independent(2)	Financially literate(2)

(1)	Chair of the Audit Committee.
(2)	As defined by NI 52-110. For the purposes of NI 52-110, an individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's financial years ended December 31, 2024 and 2023 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Compensation, Nominations and Governance Committee

On October 9, 2023, in the interest of efficiency, the Board amalgamated the Compensation Committee and the Nominations and Governance Committee together as the “Compensation, Nominations and Governance Committee” (the “CNG Committee”).

On Compensation matters, the CNG Committee is responsible for annually reviewing and making recommendations to the Board with respect to the Company’s overall compensation and benefits philosophies and programs for employees, the CEO and other senior officers of the Company. The Board approves the final compensation for the CEO and other senior officers of the Company. See "Statement of Executive Compensation". The level of compensation for the CEO and other senior officers is determined after consideration of various relevant factors, including salaries paid to chief executive officers in the gold, silver, and general mining industry and the achievement of corporate goals and objectives for the previous financial year.

The CNG Committee is also responsible for reviewing and making recommendations to the Board with respect to the implementation or variation of share-based compensation plans, share purchase plans, compensation and incentive plans and retirement plans. Further, the CNG Committee ensures proper administration of the Company’s Omnibus Plan, including the granting or recommending of Awards under the Omnibus Plan. The number of Awards issued will give consideration to the potential contribution an individual may make to the success of the Company.

On Nominations and Governance matters, the CNG Committee is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures and developing and maintaining the Company’s corporate governance policies.

The CNG Committee is currently composed of Shawn Khunkhun (Chair), Kyle Hickey and Joanna Pearson, all of whom are independent directors within the meaning set out in NI 52-110.

Technical and Sustainability Committee

On June 11, 2021, the Board established the Technical and Sustainability Committee of the Company in furtherance of its commitment to inclusive social stewardship; technical excellence; environmentally responsible exploration and development activities; respectful and transparent interaction with all stakeholders; and maintaining a healthy and safe work environment. The primary function of the Committee

13

is to assist the Board in fulfilling its responsibilities of fiduciary oversight. The Technical and Sustainability Committee has a Technical and Sustainability Committee Charter which was adopted on July 29, 2021 and which is reviewed and re-approved annually.

The Technical and Sustainability Committee is currently composed of David Stone, Chair, Galen McNamara and Brett Richards. David Stone is an independent director within the meaning set out in NI 58-101.

Other Board Committees

The Company has no committees other than as stated above.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of its committees. The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees to satisfy itself that the Board, its committees and its directors are performing effectively.

Reliance on Certain Exemptions

At no time since the commencement of the Company's financial years ended December 31, 2024 and 2023 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Exemption for Venture Issuers in Section 6.1 of NI 52-110

Pursuant to Section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, except as outlined in the Audit Committee Charter.

STATEMENT OF EXECUTIVE COMPENSATION

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V - Statement of Executive Compensation – Venture Issuers. The objective of this disclosure is to communicate the compensation the Company paid, made payable, awarded, granted, gave or otherwise provided to each named executive officer and director for the years ended December 31, 2024 and 2023, and the decision-making process relating to such compensation.

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries; and

14

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as CEO, including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as CFO, including an individual performing functions similar to a CFO;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year ended December 31, 2024, whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2024, the Company had the following Named Executive Officers:

•	Michael Henrichsen, President and CEO
•	Brett Richards, former CEO
•	Marlis Yassin, former CFO and Corporate Secretary
•	Peter Flindell, VP Exploration.

“Plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

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Director and NEO Compensation, Excluding Compensation Securities

The following table sets forth the compensation paid, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO and director for the financial years ended December 31, 2024 and 2023:

Table of Compensation (Excluding Compensation Securities) (1)
Name and Position	Year (2)	Salary, consulting fees retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Michael Henrichsen (3) President, CEO & Director	2024	165,000	100,000	Nil	Nil	Nil	265,000
	2023	N/A	N/A	N/A	N/A	N/A	N/A
Brett Richards (4) Former CEO & Current Director	2024	50,000 (4)	Nil	Nil	Nil	Nil	50,000
	2023	225,000(13)	Nil	Nil	Nil	Nil	225,000
Marlis Yassin (5) Former CFO & Former Corporate Secretary	2024	102,000	50,000	Nil	Nil	Nil	152,000
	2023	108,000	Nil	Nil	Nil	Nil	108,000
Peter Flindell VP, Exploration	2024	280,000	100,000	Nil	Nil	Nil	380,000
	2023	210,000	Nil	Nil	Nil	Nil	210,000
Shawn Khunkhun Director	2024	Nil(14)	Nil	Nil	Nil	Nil	Nil
	2023	15,000(14)	Nil	Nil	Nil	Nil	15,000
Kyle Hickey (6) Director	2024	Nil(14)	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Galen McNamara Director	2024	Nil(14)	Nil	Nil	Nil	Nil	Nil
	2023	15,000(14)	Nil	Nil	Nil	Nil	15,000
Joanna Pearson Director	2024	Nil(14)	Nil	Nil	Nil	Nil	Nil
	2023	16,000(14)	Nil	Nil	Nil	Nil	16,000
David Stone (7) Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	N/A	N/A	N/A	N/A	N/A	N/A
Michael Michaud (8) Former Director	2024	N/A	N/A	N/A	N/A	N/A	N/A
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Brandon Macdonald (9) Former Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	17,000(14)	Nil	Nil	Nil	Nil	17,000
Heather Laxton (10) Former Director	2024	N/A	N/A	N/A	N/A	N/A	N/A
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Victor Cantore (11) Former Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	13,000(14)	Nil	Nil	Nil	Nil	13,000
Doug Ramshaw (12) Former Director	2024	N/A	N/A	N/A	N/A	N/A	N/A
	2023	Nil	Nil	Nil	Nil	Nil	Nil

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(1)	The Statement of Executive Compensation is for the two most recently completed financial years ended December 31, 2024 and 2023.
(2)	Due to a change in the Company’s fiscal year end from March 31 to December 31, the Statement of Executive Compensation is for the year ended December 31, 2024 and the nine months ended December 31, 2023.
(3)	Michael Henrichsen was appointed as President, CEO and a director effective May 1, 2024.
(4)	Brett Richards resigned as CEO on April 22, 2024. Compensation in 2024 included $50,000 of CEO consulting fees prior to resignation.
(5)	Marlis Yassin resigned as CFO and Corporate Secretary effective February 1, 2025.
(6)	Kyle Hickey was appointed as a director on November 17, 2023.
(7)	David Stone was appointed as a director on November 28, 2024.
(8)	Michael Michaud resigned as a director on October 23, 2023.
(9)	Brandon Macdonald resigned as a director on November 28, 2024.
(10)	Heather Laxton resigned as a director on September 25, 2023.
(11)	Victor Cantore resigned as a director on January 23, 2024.
(12)	Doug Ramshaw resigned as a director on February 28, 2023.
(13)	On April 24, 2023, Brett Richards settled $37,500 of his consulting fees for the year ended March 31, 2023 in 174,418 RSUs.
(14)	On December 11, 2023, directors settled a portion of their retainer fees for the nine months ended December 31, 2023 in RSUs as follows: Brandon Macdonald – $8,500 for 56,666 RSUs, Galen McNamara – $7,500 for 50,000 RSUs, Shawn Khunkhun – $12,500 for 83,333 RSUs, Joanna Pearson – $8,000 for 53,333 RSUs and Victor Cantore – $6,500 for 43,333 RSUs. Concurrently, the directors settled their retainer fees for the year ended December 31, 2024 in RSUs as follows: Brandon Macdonald – $37,500 for 250,000 RSUs, Galen McNamara – $37,500 for 250,000 RSUs, Shawn Khunkhun – $37,500 for 250,000 RSUs, Joanna Pearson – $37,500 for 250,000 RSUs and Kyle Hickey – $37,500 for 250,000 RSUs.

Directors and Board Committees as at May 22, 2025.

Board of Directors	Audit Committee Member	Compensation, Nominations and Governance Committee Member (1)	Technical and Sustainability Committee
Galen McNamara Non-Independent Chair			X
David Stone Independent			Chair
Brett Richards Non-Independent Director			X
Shawn Khunkhun Independent	X	Chair
Michael Henrichsen Non-Independent Director
Joanna Pearson Independent	Chair	X
Kyle Hickey Independent	X	X

(1)     On October 9, 2023, the Board resolved to combine the Compensation and the Nominations & Governance Committee into one Committee.

NEO Compensation

Compensation Components

During the financial years ended December 31, 2024 and 2023, the compensation paid to NEOs consisted of the following components:

•	Consulting fees and salaries;
•	Bonus;
•	RSUs; and
•	Stock Options.

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Consulting fees and salaries

Consulting fees and salaries are based on the overall value the individual brings to the Company, including the complexity and breadth of the particular role, prior experiences, specific skill sets, personal values, leadership and future growth potential.

Base salaries and consulting fees are typically reviewed annually with any change generally determined based on the NEO’s individual performance and contribution to the Company’s success as well as how the individual base salary level compares to those of individuals in comparable roles at peer companies.

The consulting fees and salaries paid to the Company’s NEOs (Michael Henrichsen, Brett Richards, Marlis Yassin and Peter Flindell) during the financial years ended December 31, 2024 and 2023 are summarized in the Table of Compensation above.

Bonus

The following bonuses were paid to the Company’s NEOs during the financial years ended December 31, 2024 and 2023:

NEO	December 31, 2024	December 31, 2023
Michael Henrichsen, President and CEO	$100,000	N/A
Brett Richards, Former CEO	N/A	Nil
Marlis Yassin, Former CFO and Former Corporate Secretary	$50,000	Nil
Pete Flindell, VP, Exploration	$100,000	Nil

Stock Options and Other Compensation Securities

The following table sets forth information in respect of all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly to the Company or its subsidiaries, in the Company’s most recently completed financial year ended December 31, 2024:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class (1)	Date of issue or grant (2) (3)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Option Expiry Date / RSU Vesting Date
Michael Henrichsen President CEO & Director	Options	2,250,000 1,000,000 (0.97%)	May 28, 2024 Nov 28, 2024	0.225 0.38	0.245 0.255	0.25	May 28, 2029 Nov 28, 2029
	RSUs	600,000 400,000 (0.30%)	May 28, 2024 Nov 28, 2024	N/A N/A	0.245 0.255	0.25	May 28, 2025 Nov. 28, 2025

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Compensation Securities
Name and	Type of	Number of	Date of issue	Issue,	Closing	Closing	Option Expiry
position	compensa-	compensation	or grant	conversion	price of	price of	Date / RSU
	tion	securities, number	(2) (3)	or exercise	security or	security or	Vesting Date
	security	of underlying		price	underlying	underlying
		securities, and		($)	security on	security at
		percentage of class			date of	year end
		(1)			grant	($)
					($)
Brett Richards	Options	225,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.07%)
	RSUs	125,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.04%)
Galen McNamara	Options	225,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.07%)
	RSUs	125,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.04%)
Shawn Khunkhun	Options	225,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.07%)

	RSUs	150,000	July 29, 2024	N/A	0.275	0.25	July 29, 2025

		175,000	Nov. 28, 2024	N/A	0.255		Nov. 28, 2025
		(0.10%)
Joanna Pearson	Options	225,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.07%)
	RSUs	175,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.05%)
Kyle Hickey	Options	345,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.10%)
	RSUs	255,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.08%)
David Stone	Options	275,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Director		(0.08%)
	RSUs	250,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.07%)
Peter Flindell	Options	700,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
VP, Exploration		(0.21%)
	RSUs	200,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.06%)
Marlis Yassin	Options	350,000	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
Former CFO &		(0.10%)
Corporate Secretary

	RSUs	100,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.03%)

(1)	Each option is exercisable to acquire one common share of the Company. RSUs entitle the holder to receive one common share after a specified vesting period of at least one year following the date the RSU was granted. As of December 31, 2024, there were 24,081,833 stock options, 6,237,500 RSUs and 335,615,647 common shares outstanding.

(2)	All stock options granted on May 28, 2024 are subject to the following vesting schedule: one third on May 28, 2025, one third on November 28, 2025, and one third on November 28, 2026.

(3)	All stock options granted on November 28, 2024 are subject to the following vesting schedule: one third on May 28, 2025, one third on May 28, 2026 and one third on May 28, 2027.

The following table sets forth information in respect of all compensation securities held by each director and NEO by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly to the Company or its subsidiaries as at December 31, 2024:

Compensation Securities
Name and	Type of	Number of	Date of issue	Issue,	Closing	Closing	Option Expiry
position	compensa-	compensation	or grant	conversion	price of	price of	Date / RSU
	tion	securities, number	(2) (3) (4) (5) (6) (7)	or exercise	security or	security or	Vesting Date
	security	of underlying		price	underlying	underlying
		securities, and		($)	security on	security at
		percentage of class			date of	year end
		(1)			grant	($)
					($)
Michael Henrichsen	Options	2,250,000	May 28, 2024	0.225	0.245	0.25	May 28, 2029
President CEO & Director		1,000,000	Nov 28, 2024	0.38	0.255		Nov 28, 2029
		(0.97%)
	RSUs	600,000	May 28, 2024	N/A	0.245	0.25	May 28, 2025
		400,000	Nov. 28, 2024	N/A	0.255		Nov. 28, 2025
		(0.30%)
Brett Richards	Options	2,500,000	June 4, 2021	0.65	0.900	0.25	June 4, 2026
Director		1,250,000	April 24, 2023	0.25	0.205		April 24, 2028
		750,000	Dec. 22, 2023	0.15	0.120		Dec. 22, 2028
		225,000	Nov 28, 2024	0.38	0.255		Nov 28, 2029
		(1.41%)
	RSUs	125,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.04%)
Galen McNamara	Options	500,000	June 4, 2021	0.65	0.900	0.25	June 4, 2026
Director		250,000	April 24, 2023	0.25	0.205		April 24, 2028
		400,000	Dec. 22, 2023	0.15	0.120		Dec. 22, 2028
		225,000	Nov 28, 2024	0.38	0.255		Nov 28, 2029
		(0.41%)
	RSUs	125,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.04%)
Shawn Khunkhun	Options	300,000	June 4, 2021	0.65	0.900	0.25	June 4, 2026
Director		200,000	April 24, 2023	0.25	0.205		April 24, 2028
		320,000	Dec. 22, 2023	0.15	0.120		Dec. 22, 2028
		225,000	Nov 28, 2024	0.38	0.255		Nov 28, 2029
		(0.31%)
	RSUs	150,000	July 29, 2024	N/A	0.275	0.25	July 29, 2025
		175,000	Nov. 28, 2024	N/A	0.255		Nov. 28, 2025
		(0.10%)
Joanna Pearson	Options	350,000	June 4, 2021	0.65	0.900	0.25	June 4, 2026
Director		200,000	April 24, 2023	0.25	0.205		April 24, 2028
		320,000	Dec. 22, 2023	0.15	0.120		Dec. 22, 2028
		225,000	Nov 28, 2024	0.38	0.255		Nov 28, 2029
		(0.33%)
	RSUs	175,000	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
		(0.05%)

Compensation Securities
Name and position	Type of compensa- tion security	Number of compensation securities, number of underlying securities, and percentage of class (1)	Date of issue or grant (2) (3) (4) (5) (6) (7)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Option Expiry Date / RSU Vesting Date
Kyle Hickey Director	Options	320,000 345,000 (0.20%)	Dec. 22, 2023 Nov 28, 2024	0.15 0.38	0.120 0.255	0.25	Dec. 22, 2028 Nov 28, 2029
	RSUs	255,000 (0.08%)	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
David Stone Director	Options	275,000 (0.08%)	Nov 28, 2024	0.38	0.255	0.25	Nov 28, 2029
	RSUs	250,000 (0.07%)	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
Peter Flindell VP, Exploration	Options	1,500,000 750,000 350,000 700,000 (0.98%)	June 4, 2021 April 24, 2023 Dec. 22, 2023 Nov 28, 2024	0.65 0.25 0.15 0.38	0.900 0.205 0.120 0.255	0.25	June 4, 2026 April 24, 2028 Dec. 22, 2028 Nov 28, 2029
	RSUs	200,000 (0.06%)	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025
Marlis Yassin Former CFO & Corporate Secretary	Options	112,500 237,500 250,000 576,000 350,000 (0.45%)	June 4, 2021 Nov. 23, 2021 April 24, 2023 Dec. 22, 2023 Nov 28, 2024	0.65 0.65 0.25 0.15 0.38	0.900 0.630 0.205 0.120 0.255	0.25	June 4, 2026 Nov. 23, 2026 April 24, 2028 Dec. 22, 2028 Nov 28, 2029
	RSUs	100,000 (0.03%)	Nov 28, 2024	N/A	0.255	0.25	Nov. 28, 2025

(1)	Each option is exercisable to acquire one common share of the Company. RSUs entitle the holder to receive one common share after a specified vesting period of at least one year following the date the RSU was granted. As of December 31, 2024, there were 24,081,833 stock options, 6,237,500 RSUs and 335,615,647 common shares outstanding.

(2)	All stock options granted on June 4, 2021 are subject to the following vesting schedule: one third on June 4, 2022, one third on June 4, 2023 and one third on June 4, 2024.

(3)	All stock options granted on November 23, 2021 are subject to the following vesting schedule: one third on November 23, 2022, one third on November 23, 2023 and one third on November 23, 2024.

(4)	All stock options granted on April 24, 2023 are subject to the following vesting schedule: one third on October 24, 2023, one third on October 24, 2024 and one third on October 24, 2025.

(5)	All stock options granted on December 22, 2023 are subject to the following vesting schedule: one third on May 22, 2024, one third on May 22, 2025 and one third on May 22, 2026.

(6)	All stock options granted on May 28, 2024 are subject to the following vesting schedule: one third on May 28, 2025, one third on November 28, 2025, and one third on November 28, 2026.

(7)	All stock options granted on November 28, 2024 are subject to the following vesting schedule: one third on May 28, 2025, one third on May 28, 2026 and one third on May 28, 2027.

Exercise of Compensation Securities by NEOs and Directors

None of the NEOs or directors of the Company exercised any compensation securities during the financial year ended December 31, 2024.

Omnibus Incentive Plan

The Company’s Omnibus Incentive Plan (the “Omnibus Plan”) was adopted by the Board on November 8, 2022 and is of a typical nature for an issuer at the size and stage of development of the Company, allowing for a high degree of flexibility in the types of securities granted (the “Awards”, defined below). The Omnibus Plan was most recently approved by the Shareholders at the Company’s Annual General Meeting held on January 23, 2024 and subsequently by the TSXV on March 21, 2024.

Purpose

The purpose of the Omnibus Plan is to ensure incentive equity compensation appropriately reflects the objectives of the Company by providing a share-related mechanism to advance the interests of the Company. These objectives include (but are not limited to): (i) increasing the Eligible Participants’ interest in the Company’s welfare; (ii) providing an incentive to Eligible Participants to continue their services for the Company; (iii) rewarding Eligible Participants for performance; and (iv) a means of attracting and retaining Eligible Participants.

Eligible Participants (or “Participants)”

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Company or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Company or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Company or a subsidiary, (c) Directors or Officers of the Company, and (d) a consultant who is engaged to provide ongoing, bona fide services to the Company or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary, are eligible to participate in the Omnibus Plan.

Administration of the Omnibus Plan

The Omnibus Plan shall be administered and interpreted by the Board or, if the Board so decides, by a committee or plan administrator appointed by the Board (the “Plan Administrator”).

General Conditions of the Omnibus Plan

•	The Omnibus Plan is a “rolling up to 10%” plan under which the number of Shares issuable pursuant to the Omnibus Plan, in aggregate, is equal to up to a maximum of 10% of the Issued Shares as at the date of grant or issuance of any Security Based Compensation under the Omnibus Plan.

•	The Omnibus Plan is an “evergreen” plan, meaning Shares of the Company covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Shares of the Company increases.

•	The annual grant of Awards under the Omnibus Plan to any one non-Employee Director shall not exceed $150,000 in value, of which no more than $100,000 may comprise Options.

•	Unless the Company has obtained the requisite Shareholder approval in accordance with the Exchange Policies, the maximum number of Shares issuable at any point in time under the Omnibus Plan, the Previous Option Plan or any other Share Compensation Arrangement to:

a)	Insiders, shall not exceed ten percent (10%) of the Outstanding Issue;

b)	Insiders, within any one-year period, shall not exceed ten percent (10%) of the Outstanding Issue;

c)	Any one Participant (and companies wholly owned by that Participant), within any 12-month period, shall not exceed 5% of the Outstanding Issue;

d)	Any one Consultant in a 12-month period, shall not exceed 2% of the Outstanding Issue; and

e)	Any Investor Relations Provider in a 12-month period shall not exceed 2% of the Outstanding Issue, as of the date of grant of the Award.

•	Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options and all Options shall vest in stages over a period of not less than 12 months (with no more than 1/4 vesting in each three-month period).

Types of Awards Provided for under the Omnibus Plan

Options, RSUs and DSUs may be granted pursuant to the Omnibus Plan and are collectively referred to as “Awards” in this Information Circular.

Options:

The Board shall, by resolution, in its sole discretion grant Options to a Participant, subject to the provisions of the Omnibus Plan, and will be evidenced by an Option Agreement designating:

a)	the Eligible Participants who may receive Options under the Omnibus Plan,

b)	the number of Options to be granted to each Eligible Participant and the date or dates on which such Options shall be granted (the “Grant Date”),

c)	the price per Share to be payable upon the exercise of each such Option, which shall not be less than the Market Price of such Shares at the time of the grant, (the “Option Price”);

d)	the relevant vesting provisions (including Performance Criteria, if applicable); and

e)	the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted (“Option Term”).

Termination of Options

The following table describes the impact of certain events upon the rights of Participants of Options under the Omnibus Plan, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement or grant agreement and the change of control provisions described below:

Termination Event	Provisions

Termination for Cause	All vested or unvested Options granted to such Participant shall terminate automatically and become void immediately upon the effective date of such termination

Resignation or Termination other than for Cause	(i)	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Resignation or Termination Date.

	(ii)	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Resignation Date or Termination Date, and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.

	(iii)	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days following the Termination Date and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.
Permanent Disability or Retirement	(i)	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability.

	(ii)	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion.

	(iii)	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days a following the Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion
Death	(i)	Each vested Option granted to such Participant who ceases to be an Eligible Participant by reason of death, may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such Participant’s death.

	(ii)	Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

Black-Out Period

The Omnibus Plan provides that the exercise period shall automatically be extended if the date on which such option is scheduled to terminate shall fall during a black out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout period.

Cashless Exercise

In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the Omnibus Plan. In the event of either a cashless exercise or net exercise, payment of the exercise shall be calculated by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

Restricted Share Units:

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share for each RSU after a specified vesting period determined by the Board or Plan Administrator, provided that no RSU shall vest until at least one year following the date the RSU was granted. Settlement of RSUs shall take place promptly following the RSU Settlement Date and no later than the end of the Restriction Period, and shall take the form determined by the Board, in its sole discretion, pursuant to Section 8.1 Tax Withholding in the Omnibus Plan (“Section 8.1”). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement. The number of RSUs granted at any time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Board or Plan Administrator, by (ii) the Market Price of a Share on the date of grant.

At the sole discretion of the Board, any cash dividend declared on the Company’s Shares while an RSU remains unvested may be credited to the holder’s account as additional RSUs. The number of additional RSUs equals (i) the product of the cash dividend per Share and the number of RSUs then outstanding for the Participant, divided by (ii) the Market Price of a Share on the dividend-payment date. Dividend-equivalent RSUs vest, settle and forfeit on exactly the same schedule and terms as the underlying RSUs; if those RSUs do not vest, the associated dividend equivalents are cancelled with no payment. The Company may, in lieu of issuing Shares, elect to cash-settle these dividend equivalents, and any such additional RSUs are included in the calculation of the plan’s 10 % rolling limit and all other grant limits.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Omnibus Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed three years), and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in the Omnibus Plan and in any RSU Agreement.

Termination of RSUs

Termination Event	Provisions
Termination for Cause or Resignation	All unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.
Termination other than for Cause, Death, Retirement, or injury or disability (including eligibility to receive long-term disability benefits)	All unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress, shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to any of the above provisions following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment until its expiry.
RSUs granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee will expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under the Omnibus Plan.

Deferred Share Units:

A Deferred Share Unit is an Award attributable to a Participant’s duties as a Director or Officer of the Company or a Subsidiary and that, upon settlement, entitles the recipient Participant to receive such number of Shares, the Cash Equivalent, or a combination thereof that is payable after Termination of Service of the Participant.

At the sole discretion of the Board, any cash dividend declared on the Company’s Shares while a DSU remains unvested may be credited to the holder’s account as additional DSUs. The number of additional DSUs equals (i) the product of the cash dividend per Share and the number of DSUs then outstanding for the Participant, divided by (ii) the Market Price of a Share on the dividend-payment date. Dividend-equivalent DSUs vest, settle and forfeit on exactly the same schedule and terms as the underlying DSUs; if those DSUs do not vest, the associated dividend equivalents are cancelled with no payment. The Company may, in lieu of issuing Shares, elect to cash-settle these dividend equivalents, and any such additional DSUs are included in the calculation of the plan’s 10 % rolling limit and all other grant limits.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive DSU Awards under the Omnibus Plan, and (ii) fix the number of DSU Awards to be granted to each Eligible Participant and the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in the Omnibus Plan and evidenced by a DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Payment of Annual Base Compensation in DSUs

a)	Each Participant may elect to receive in DSUs for any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year with respect to which the election is made. Elections shall be irrevocable with respect to compensation earned during the period to which such election relates.

b)	No DSUs issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued. The Company permits the vesting to be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change of Control, take-over bid, RTO or other similar transaction.

c)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”) and are subject to the overall “10% rolling plan” and grant limits.

d)	The Participant’s Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares.

Payment of other Compensation in DSUs

a)	The Board may also award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company.

b)	The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account.

Settlement of DSUs

a)	A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service.

b)	The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service. In the case of the death of a Participant, the Company will, subject to Section 8.1, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant.

c)	Subject to the terms of the DSU Award Agreement settlement of DSUs shall take place promptly following the Filing Date, and take the form of Shares, Cash Equivalent, or a combination thereof, as determined by the Board, in its sole discretion.

Change of Control

a)	In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, subject to the Omnibus Plan, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

b)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control all unvested RSUs shall immediately vest and be paid out and all unvested Options shall vest and become exercisable as follows:

(i)	a Participant who was also an Officer or Employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or Consulting Agreement terminated, or the Participant is constructively dismissed, or

(ii)	a Non- Employee Director ceases to act in such capacity.

c)	Any Options that become exercisable pursuant to the Change of Control shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 days after such termination or dismissal.

d)	No acceleration of vesting requirements applicable to Option grants to an Investor Relations Service Provider may occur without the prior written approval of the Stock Exchange.

e)	No Security Based Compensation (other than Options or securities issued pursuant to a Share Purchase Plan) issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued except through accelerated vesting for a Participant who dies or ceases to be an eligible Participant under the Omnibus Plan in connection with a change of control, take-over bid, RTO or other similar transaction.

Amendments to the Omnibus Plan

Any amendment to, or discontinuance of, the Omnibus Plan is subject to Shareholder approval as a condition to Stock Exchange acceptance of the amendment, except for amendments to fix typographical errors; and (ii) amendments to clarify existing provisions of the Omnibus Plan that do not have the effect of altering the scope, nature and intent of such provisions. Any Amendments to the Omnibus Plan that could result in any of the limits set forth under Section 2.5 of the Omnibus Plan, or under the terms of the Share Limits will require disinterested Shareholder approval.

Shares Available for Awards

The aggregate maximum number of Shares reserved for issuance pursuant to Awards under the Omnibus Plan, including any Options outstanding under the Previous Option Plan, shall not exceed 10% of the aggregate number of Shares issued and outstanding from time to time on a non-diluted basis.

As of the May 22, 2025 Record Date, the Company had 7,337,500 Options outstanding pursuant to the Previous Option Plan and 16,794,333 Options pursuant to the Omnibus Plan, representing 6.84% of the Company’s outstanding Shares.

Pursuant to the policies of the TSXV, the Company is required to obtain shareholder approval of the Omnibus Plan in connection with the implementation thereof. Accordingly, at the Meeting, the shareholders will be asked to pass an ordinary resolution to approve the Omnibus Plan.

Employment, Consulting and Management Agreements

The following is a summary of the material terms of each agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the company or any of its subsidiaries that were performed by a director or named executive officer, or performed by any other party but are services typically provided by a director or a named executive officer of the Company.

Brett Richards – Former CEO

The Company entered into a consulting agreement with Brett Richards, former CEO of the Company effective July 1, 2021 (superseding the consulting agreement with the CEO effective January 1, 2021) pursuant to which Mr. Richards agreed to carry out the duties and responsibilities of the position of CEO for the Company (such agreement to continue until otherwise terminated). Under the terms of Mr. Richards’ consulting agreement, the Company agreed to pay Mr. Richards a monthly consulting fee of $25,000. Mr. Richards is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

Effective April 22, 2024, Mr. Richards resigned as CEO.

Michael Henrichsen – CEO

The Company entered into a consulting agreement with Michael Henrichsen effective May 1, 2024, pursuant to which Mr. Henrichsen agreed to carry out the duties and responsibilities of the position of CEO for the Company (such agreement to continue until otherwise terminated). Under the terms of Mr. Henrichsen’s consulting agreement, the Company agreed to pay Mr. Henrichsen a monthly consulting fee of $20,000 based on an estimated full-time equivalent time commitment of 80%. Effective December 1, 2024, Mr. Henrichsen’s agreement was adjusted to reflect a full-time position and his monthly consulting fee was increased to $25,000. Mr. Henrichsen is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

The agreement provides that, in the event of termination for just cause, Mr. Henrichsen shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Mr. Henrichsen a lump sum payment equal to twelve (12) months of consulting fees paid at the rate prescribed in the agreement and a lump sum payment equivalent to the target incentive bonus for a six (6) month period. Mr. Henrichsen may terminate the agreement at any time by providing the Company with three (3) months’ notice.

In the event of termination of the agreement on a change of control, Mr. Henrichsen shall be entitled to a lump sum payment equivalent to eighteen (18) months of consulting fees paid at the rate prescribed in the agreement and a lump sum payment equivalent to the target incentive bonus for an eighteen (18) month period. Any outstanding incentive stock options and equity bonus issued to Mr. Henrichsen shall immediately vest and thereafter shall terminate and cease to be exercisable ninety (90) days after termination of the agreement.

Marlis Yassin – Former CFO & Corporate Secretary

Effective November 1, 2021, the Company entered into a consulting agreement with Marlis Yassin as the CFO and Corporate Secretary of the Company. Under the terms of Ms. Yassin’s consulting agreement, the Company agreed to pay Ms. Yassin a monthly consulting fee of $12,000. Ms. Yassin is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

The agreement provides that, in the event of termination for just cause, Ms. Yassin shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Ms. Yassin with working notice, payment in lieu of working notice or a combination of the two, equal to the total of the fees paid at the rate prescribed in the agreement in the three (3) months preceding termination, which amount is payable within thirty (30) days of the termination date. In the event of termination for other than just cause, including in on a change of control, any outstanding incentive stock options and equity bonus issued to Ms. Yassin shall immediately vest and thereafter shall terminate and cease to be exercisable ninety (90) days after termination of the agreement.

Effective February 1, 2025, Ms. Yassin resigned as CFO & Corporate Secretary and Erica Borgstrom was appointed as CFO & Corporate Secretary.

Peter Flindell – VP Exploration

On January 1, 2021, the Company entered into a consulting agreement with Peter Flindell to serve in the capacity of VP Exploration. Under the consulting agreement, Mr. Flindell agreed to serve as an officer of the Company. On April 1, 2022, Mr. Flindell became an employee of Moss Lake Project Inc., a wholly-owned subsidiary of the Company.

Under the terms of Mr. Flindell’s employment agreement, the Company agreed to pay Mr. Flindell a salary of $280,000 per year. Mr. Flindell is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

Under the terms of Mr. Flindell’s employment agreement, the Company may terminate Mr. Flindell without cause at any time upon six (6) months’ notice or payment in lieu thereof. The Company may terminate Mr. Flindell for just cause without notice or liability of any termination, pay, severance, bonus or other remuneration. Mr. Flindell may terminate the employment agreement by giving six (6) months’ notice, which the Company may waive.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Compensation Discussion and Analysis

The Compensation, Nominations and Governance Committee

On November 22, 2024, the Board amalgamated its Compensation Committee with its Nominations and Governance Committee, hereafter referred to as the Compensation, Nominations and Governance Committee (the “CNG Committee”) and appointed to the CNG Committee, Shawn Khunkhun (Chair), Kyle

Hickey and Joanna Pearson, all of whom are independent directors within the meaning set out in NI 58-101. The CNG Committee is responsible for making recommendations to the Board on all matters relating to the compensation of directors, members of the various committees of the Board, the Chair of the Board, officers and employees of the Company.

Responsibilities of the CNG Committee include:

•	monitoring and evaluating the performance of the CEO and other members of senior management;

•	annually reviewing and making recommendations to the Board with respect to the Company’s compensation and benefit programs for CEO and other senior officers of the Company including base salaries, bonuses or other performance incentive, stock options and/or restricted share units. The amount payable to the CEO or other senior officers may be based on several factors, including experience, past performance, anticipated future contributions and comparisons to salaries offered by other comparable companies. The CNG Committee will review and approve corporate goals and objectives relevant to the CEO on an annual basis. The CEO’s contribution towards the Company’s achievement of corporate goals and objectives for the previous financial year will form the basis for the CNG Committee’s recommendations concerning bonus or other performance recognition awards; and

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options or restricted share units plans, share purchases plans, compensation and incentive plans and retirement plans. Further, the CNG Committee will ensure proper administration of the Company’s existing share incentive plans, including the granting or making recommendations with respect to the granting of options or restricted share units. The number of options granted or restricted share units issued will give consideration to the potential contribution an individual may make to the success of the Company.

Compensation Components

Subject to the approval of the CNG Committee and Board, the compensation paid to NEOs in a given year may include three components:

•	Base Salary – base salaries represent the fixed component of NEO’s remuneration. Through annual Short-Term Incentive and Long-Term Incentive targets, salaries also impact other, variable aspects of total compensation. Salaries are set with the objective of ensuring the Company’s overall compensation remains competitive within the industry.

•	STI – short-term incentives, or bonuses, are a form of variable compensation to reward NEOs for delivering on annual corporate and individual objectives.

•	LTI – long-term incentives are a form of variable compensation to attract, retain and reward NEOs who are expected to deliver long-term shareholder value for the Company. Long-term incentives are intended to establish alignment between NEOs and the Company’s shareholders.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2024, the only equity compensation plan which the Company had in place was the Omnibus Plan. The following table sets out the outstanding Options under which common shares were authorized for issuance as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by securityholders	30,319,333 (2)	$0.24	3,242,231
Equity compensation plans not approved by securityholders	-	-	-
Total	30,319,333	$0.24	3,242,231

(1)	The number of common shares issuable at any time under the Previous Option Plan, the Omnibus Plan and any other security-based compensation arrangements shall not exceed 10% of the issued and outstanding common shares.

(2)	Includes 7,637,500 Options outstanding under the Previous Option Plan

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As at December 31, 2024, there was no indebtedness to the Company and its subsidiaries from the executive officers, directors, employees and former executive officers, directors and employees of the Company and its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s comparative financial statements and MD&A for the financial years ended December 31, 2024 and 2023, which are filed on SEDAR+. Copies may be obtained without charge upon Shareholder’s request to the Company by email: eborgstrom@goldshoreresources.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia this 22nd day of May, 2025.

APPROVED BY THE BOARD OF DIRECTORS

/s/ "Michael Henrichsen”
Michael Henrichsen
President, Chief Executive Officer and Director

1

SCHEDULE “A”

GOLDSHORE RESOURCES INC.

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors of the Company on June 11, 2021

1.            Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the “Board”) of Goldshore Resources Inc. (“Goldshore” or the “Company”), with the responsibility under the governing legislation of the Company to review the financial statements, accounting policies and reporting procedures of the Company.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to any governmental body or the public, the systems of internal controls of the Company regarding finance, accounting and legal compliance that management and the Board have established, and the auditing, accounting and financial reporting processes of the Company generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the policies, procedures and practices at all levels of the Company.

The primary duties and responsibilities of the Committee are to:

•	Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of the Company.

•	Monitor the independence and performance of the auditor of the Company (the “Auditor”) and the internal audit function of the Company.

•	Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

The Committee will primarily fulfill these responsibilities by carrying out the activities set out in Section 4 of this Charter.

2.            Composition

•	The Committee shall be comprised of two or more directors as determined by the Board of Directors. The composition of the Committee shall adhere to all applicable corporate and securities laws and all requirements of the stock exchanges on which shares of the Company are listed. In particular, the composition of the Committee shall be in accordance with Multilateral Instrument 52-110 – Audit Committees, and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

•	All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of the Company are listed.

2

•	Members of the Committee shall be elected by the Board at the meeting of the Board held immediately after the annual meeting of shareholders or such other times as shall be determined by the Board and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

•	Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

3.            Meetings

•	The Committee may appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by written notice from the Chairman.

•	No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a consent resolution in writing signed by all members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities, but in no event will the Committee meet less than four times a year. The Committee shall meet at least once annually with the Auditor. As part of its duty to foster open communication, the Committee should meet at least annually with management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these parties believe should be discussed privately. In addition, the Committee shall meet with the Auditor and management at least quarterly to review the financial statements of the Company.

•	The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Chairman, unless otherwise provided for in the Articles of the Company or otherwise determined by resolution of the Board of Directors.

•	The Committee may invite to, or require the attendance at, any meeting of the Committee, such officers and employees of the Company, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities. They should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

•	Subject to the provisions of the governing legislation of the Company and applicable regulations the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

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4.            Responsibilities and Duties

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

•	Review and recommend for approval to the Board of Directors of the Company any revisions or updates to this Charter. This review should be done periodically, but at least annually, as conditions dictate.

•	Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of the Company and report on them to the Board of Directors.

•	Satisfy itself, on behalf of the Board of Directors, that the unaudited quarterly financial statements and annual audited financial statements of the Company are fairly presented both in accordance with generally accepted accounting principles and otherwise and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

•	Satisfy itself, on behalf of the Board of Directors, that the information contained in the quarterly financial statements of the Company, annual report to shareholders and similar documentation required pursuant to the laws of Canada does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review any reports or other financial information of the Company submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the Auditor.

•	Review, and if deemed advisable, approve all related party transactions as defined in the governing legislation of the Company.

•	Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Company and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries and the Auditor; (iii) to commission reports or supplemental information relating to the financial information; (iv) to require the Auditor to attend any or every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the determination of the Committee.

•	Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related to it as the Board of Directors may from time to time see fit.

Independent Auditor

•	Be directly and solely responsible for the appointment, compensation, and oversight of the work of the Auditor upon shareholder approval of the appointment, with such Auditor being ultimately accountable to the shareholders, the Board and the Committee.

•	Act as the Auditor's channel of direct communication to the Company. In this regard, the Committee shall, among other things, receive all reports from the Auditor, including timely reports of:

1.	all critical accounting policies and practices to be used;

2.	all alternative treatments of financial information within generally accepted accounting principles

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that have been discussed with the management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor; and

3.	Other material written communications between the Auditor and the management of the Company, including, but not limited to, any management letter or schedule of unadjusted differences.

•	Satisfy itself, on behalf of the Board of Directors that the Auditor is "independent" of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies. In furtherance of the foregoing, the Committee shall request that the Auditor at least annually provide a formal written statement delineating all relationships between the Auditor and the Company, and request information from the Auditor and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the Auditor in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the Auditor.

•	Be responsible for pre-approving all audit and non-audit services provided by the Auditor; provided, however, that the Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

•	Review the performance of the Auditor and make recommendations to the Board of Directors as to whether or not to continue to engage the Auditor.

•	Determine and review the remuneration of the Auditor and any independent advisors (including independent counsel) to the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that the internal audit function has been effectively carried out and that any matter which the Auditor wishes to bring to the attention of the Board of Directors has been addressed and that there are no "unresolved differences" with the Auditor.

Financial Reporting Process and Risk Management

•	Review the audit plan of the Auditor for the current year and review advice from the Auditor relating to management and internal controls and the responses of the Company to the suggestions made put forth.

•	Monitor the internal accounting controls, informational gathering systems and management reporting on internal controls of the Company.

•	Review with management and the Auditor the relevance and appropriateness of the accounting policies of the Company and review and approve all significant changes to such policies.

•	Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the assets of the Company and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the assets of the Company, management, financial and business operations and the health and safety of employees and that these systems are operating effectively.

•	Review and approve the investment and treasury policies of the Company and monitor compliance with such policies.

•	Establish procedures for the receipt and treatment of (i) complaints received by the Company

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regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by employees of the Company as to concerns regarding questionable accounting or auditing.

Legal and Regulatory Compliance

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Without limiting its rights to engage counsel generally, review, with the principal legal external counsel of the Company, any legal matter that could have a significant impact on the financial statements of the Company.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the By-laws and governing law, as the Committee or the Board of Directors deem necessary or appropriate